Exhibit 1




                                                                  March 13, 2002




Special Committee of the Board of Directors
Konover Property Trust, Inc.
3434 Kildaire Farm Road, Suite 200
Raleigh, North Carolina  27606
Attn.:  Mr. William Eberle, Chairman

Dear Mr. Eberle:

                  Prometheus Southeast Retail Trust ("PSRT") hereby expresses its interest in pursuing a possible transaction to acquire Konover Property Trust, Inc. ("KPT") pursuant to which holders of common stock of KPT (other than PSRT) would receive $1.75 per share in cash (the "CASH PRICE").

                  At this stage of the process, except as provided in the last paragraph of this letter, our expression of interest is not intended to be legally binding, and PSRT does not intend to be legally bound to any transaction with KPT until definitive agreements are fully executed.

                  We contemplate that the acquisition of KPT would take the form of a business combination transaction (the "TRANSACTION") pursuant to which holders of KPT common stock would receive, in exchange for their stock, an amount of cash per share equal to the Cash Price. In addition, holders of KPT's Series A Convertible Preferred Stock would be given the opportunity to elect to receive in the Transaction either (x) a security representing a continuing interest in KPT, the terms of which have yet to be determined, or (y) 105% of the Cash Price multiplied by the number of shares of common stock issuable upon conversion of such holder's shares of Series A Preferred Stock.

                  PSRT intends to partner with an experienced property manager that we expect will also be a source of capital in order to effectuate the Transaction. It is our intent to identify and formalize an arrangement with such a partner during the sixty day due diligence and Transaction documentation period following the date hereof referred to below.

                  Our substantial equity interest in KPT and representation on KPT's Board of Directors provides us with a high level of familiarity with KPT and its operations and we would expect to be able to complete our due diligence review in an expeditious manner. Nonetheless, our proposal as set forth in this letter is subject to completing customary business, legal and accounting due diligence, the results of which must be satisfactory to us.

                  Concurrently with our due diligence review, we are prepared to work towards preparing and finalizing definitive acquisition agreements with KPT, which we would expect to be executed within sixty days of the date hereof. Such agreements would contain customary representations, warranties, covenants and closing conditions for transactions of this type. In addition, consummation of the proposed transaction by PSRT would be subject to the conditions set forth in the definitive acquisition agreements, including, without limitation, the following:

there being no injunction prohibiting or restricting the consummation of any of the transactions described herein, no litigation commenced or threatened by a governmental entity, nor any litigation that could have a material adverse effect with respect to KPT or KPT Properties, L.P. or that could significantly delay the consummation of the Transaction;

accuracy of KPT's representations and warranties and performance of KPT's covenants;

absence of any material adverse change;

approval of the Transaction by the Special Committee of the Board of Directors of KPT and by the Board of Directors of KPT;

receipt of a tax opinion from Alston & Bird or Mayer Brown & Platt confirming KPT's status as a REIT;

receipt of any regulatory and other third party consents to the transactions, including the financing thereof; and

other customary conditions to closing.

                  PSRT will not require exclusivity from KPT while the process of due diligence and documentation is ongoing. However, upon execution of a definitive transaction agreement, we will require an expense reimbursement arrangement.

                  We believe PSRT is uniquely positioned to proceed with a transaction in the best interests of KPT stockholders on an expeditious basis. In addition, when comparing our proposal to any others received by the Special Committee, please note that, as we have previously discussed, KPT will need to take into account the value of PSRT's contingent value right ("CVR") and the payment that would need to be made to PSRT in respect of the CVR in connection with any business combination between KPT and a third party. Unlike any proposals received by KPT from third parties, PSRT's proposed Cash Price need not be reduced to take into account a payment to PSRT in respect of its CVR.

                  During the due diligence period, it will be necessary for PSRT to contact potential transaction partners. This process will require that we provide these parties with confidential data regarding KPT. Prior to sharing any such data with third parties, we will require execution of a confidentiality agreement. Any such confidentiality agreement shall be substantially in the form attached hereto as Exhibit "A". We will provide you with written notice of any party to whom we enter into any such confidentiality agreement prior to or promptly following execution thereof.

                  In addition, it is our expectation that KPT's management team will cooperate with us to the extent necessary as we seek to identify potential transaction partners by, among other things, meeting with such potential partners and providing such information to them as we or they may reasonably request.

                  This letter is intended to be confidential and neither it nor our involvement in pursuing a possible acquisition proposal should be publicly disclosed by KPT or you unless required by law. If KPT determines that public disclosure is so required, we request that any public announcement of this proposal be reviewed by PSRT and its advisors prior to its release.

                  We hereby advise you that we intend to make the public disclosures required under Section 13(d) of the Securities Exchange Act of 1934, as amended, as soon as practicable.

                  KPT hereby agrees that PSRT may contact potential partners in connection with a potential acquisition of KPT and, subject to obtaining an executed confidentiality agreement substantially in the form attached hereto, PSRT may share confidential data regarding KPT with potential transaction partners.


                                   Very truly yours,

                                   PROMETHEUS SOUTHEAST
                                   RETAIL TRUST

                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  President


Acknowledged and agreed as of
March __, 2002:

KONOVER PROPERTY TRUST, INC.

By:  /s/
     -----------------------------
     Name:
     Title: